

Mail Stop 3030

January 22, 2009

Via Facsimile and U.S. Mail

Mr. Amjad Huda
Chief Financial Officer
WaferGen Bio-systems, Inc.
Bayside Technology Center
46531 Fremont Blvd
Fremont, CA 94538

> **Re:** **WaferGen Bio-systems, Inc.**
> **Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **File No. 333-136424**

Dear Mr. Huda:

We have reviewed your filings and your response letter dated January 9, 2009 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies, page 40

Stock-Based Compensation, page 41

1.   We note your response to prior comment 1. We note that you continue to refer to the volatility of the "Small Cap Medical Equipment sector" as a basis for estimating your volatility. Clarify for us how many companies are contained within the "Small Cap Medical Equipment sector." Explain to us why you believe it is appropriate to use the blended volatility of the entire sector rather than selecting specific entities within the sector that are most similar to your business, as set forth in Question 6 of SAB Topic 14.D.1.

Form 10-Q for the Quarter Ended September 30, 2008

Note 2. Summary of Significant Accounting Policies, page 15

2.   We note your response to prior comment 5 and that you indicate that you generally recognize revenue from the sale of your products upon shipment. We further note from your response that your distributors upon receipt have fourteen days to inspect and reject your products. Please tell us and revise your future filings to explain in more detail why you recognize revenue upon shipment even though your distributors have the right to reject your products within fourteen dates upon receipt. Within your discussion, please explain to us when acceptance occurs for your products sold to distributors. Refer to the guidance in SAB Topic 13A3(b).

Representations

3.   Please provide the three acknowledgements included at the end of our December 17, 2008 comment letter. For your reference, we have repeated the acknowledgements below.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief